October 16, 2008

Mail Stop 6010

Joseph A. Turek
President and Chairman
M-Wave, Inc.
1300 Norwood Ave.
Itasca, IL 60143

> **Re: M-Wave, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 19, 2008**
> **File No. 000-19944**

Dear Mr. Turek:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Questions and Answers about the Asset Purchase Agreement . . ., page 5

3. What will happen if the Transaction is approved . . ., page 5

1.   We note your disclosure that you are not having any "significant" negotiations regarding potential business combinations after the sale of your assets. Please clarify what you mean by "significant." For example, do you mean that negotiations are ongoing but an agreement has not yet been reached? Or do you mean that you have not yet begun searching for a business combination partner?

Proposal 1: Approve the Sale of Substantially All of the Assets . . ., page 9

2.   We note M-Wave, Inc. entered into a definitive Asset Purchase Agreement for the
        sale of "substantially all" of your assets to M-Wave International LLC, an entity
        controlled by your President and President of your EMG Divisions. We also note
        that the company did not provide pro forma information as required by Article 11,
        paragraph 01(a)(4) of Regulation S-X. Please revise your filing to include or tell
        us why such information is not required.

3.   Further, since it appears the proposed disposition would qualify for classification
        as discontinued operations under SFAS 144, pro forma income statements
        depicting the impact of the divestiture should be presented for the most recent
        interim period and for the last two fiscal years. Revise or advise.

4.   Finally, if authorization is sought from shareholders for disposition of a
        significant business, unaudited financial statements of that business should also be
        provided in the proxy materials for the same periods as are required for the
        registrant. See Question 6 in Section H of the July 2001 supplement to the
        Manual of Publicly Available Telephone Interpretations of the SEC for guidance.
        Revise or advise.

Liabilities to be Retained by M-Wave, page 10

5.   Please quantify the costs, expenses and liabilities referenced in the bullet points.
        Also describe the nature and factual basis underlying the liabilities related to the
        "violations or alleged violations of state or federal securities laws" that are
        mentioned here. If no such proceedings are currently pending or threatened, then
        revise to disclose that fact.

Background, page 10

6.   With respect to the "Prior Agreement" described on page 11, expand your
        disclosure to:

        •   identify the members of the special committee noted on page 10, and
            indicate whether these members are considered independent;

        •   discuss the nature and amount of consideration to have been received in
            that transaction;

        •   indicate the opinion of B. Riley as to the fairness of the consideration; and

        •   state the reason for the failure to consummate the transaction(s) prior to
            the expiration of the merger agreement on January 31, 2008, and the basis

for the board's decision to terminate the merger agreement and related agreements thereafter.

7.   Please revise to discuss the material terms of each of the proposals made during the course of the negotiations that you disclose on page 6 took place between your representatives and representatives of M-Wave International. Identify each person who participated in the board meetings, special committee meetings, or any other negotiations, and indicate the capacity in which each person participated. Specify whether the special committee that evaluated the 2007 agreement also considered and made any recommendation to the board regarding the current proposal. If no special committee was involved in the negotiations or made a recommendation, revise to so state. Your revised disclosure should provide shareholders with an understanding of how, when and why the material terms of the proposed transactions evolved during the course of the parties' discussions. Please include the following:

- a description of the material terms of the proposal submitted on May 22, 2008 by Mr. Turek and Mr. Duke to acquire your business;

- a summary of the material discussions relating to the proposal that were held between May 22 and July 25, 2008, including any counteroffers made; and

- a description of the material terms of any revised drafts of the proposal presented between May 22, 2008 and September 6, 2008, such as the terms of the July 25 revised proposal and the reason for the decision to extend the proposal.

8.   We note that the revised terms of the asset sale were approved by your board on September 6, 2008. Please clarify whether Mr. Turek participated in the deliberations and vote on this matter.

Consideration, page 13

9.   We note that the proceeds of the $500,000 loan from M-Wave International will be used for working capital in the ordinary course of business. Please clarify whether you have any current plans for the use of the additional $500,000 that you will receive upon the closing of the asset sale, as well as any remaining funds from the loan that have not been spent as working capital prior to the closing. If you have any plan to use the proceeds or remaining loan funds, describe the plan; if you have no current plans, so state.

10.   We note your discussion regarding the promissory note you will provide to M-Wave International. Please clarify the nature of your liability under this note,

including the applicable interest rate and frequency and amount of principal and interest payments. Also expand to disclose what will occur regarding the note if the transaction is not completed. For example, will the note remain outstanding in favor of M-Wave International and become payable on demand? If so, discuss your ability to fulfill your obligations under the note, given the recurring losses mentioned on page 12, and what rights M-Wave International has in the event you default in your obligations.

Representations and Warranties, page 13

11.   Please reconcile the disclosure in the last bullet point with the disclosure throughout your document as to the nature of the consideration you will receive in connection with the asset sale.

Termination of the Asset Purchase Agreement, page 15

12.   Please tell us, with a view toward clarified disclosure, whether Mr. Turek will participate in the board's consideration of the matters noted in the sixth bullet point.

Opinion of M-Wave's Financial Advisor, page 16

13.   Please tell us where you have included Annex I, referenced here, and Annex A, referenced on page 3.

14.   Please quantify the amount of the fees you have paid and will pay to your financial advisor, including whether any amounts are contingent upon completion of the asset sale and the amounts paid by you for its prior opinion. Also disclose the source of funds from which you will make payment of these fees. For example, will B. Riley be paid from the amounts you receive in the asset sale?

Nature of Our Business Following the Transaction, page 20

15.   Given your disclosure on pages 4 and 14 that all of your employees will be terminated after the asset sale, please clarify who will operate the company as a public shell following that transaction.

Interest of Certain Persons in the Transaction, page 20

16.   Please disclose the amount to be paid by you for the purchase of the "extended reporting period endorsement" insurance coverage referenced here. Also, given that you appear to be selling all of your liquid assets, disclose the source of funds to be used for this purchase.

17.   We note your disclosure on page 10 that you will retain liabilities relating to the termination of M-Wave employees, as well as liabilities under contracts relating to employee benefit plans. Please revise this section and the related disclosure in the Summary, to quantify any severance payments, change of control payments, or payments pursuant to employee benefit plans that may or will be made to Mr. Turek, Mr. Duke, or any member of the board of directors, on an individual basis. Also disclose whether the vesting schedule of any options held by Mr. Duke or any director, including Mr. Turek, will be accelerated due to the asset sale. If so, quantify the number of shares underlying the accelerated options on an individual holder basis.

18.   We note that Schedule 1.1 to the Asset Purchase Agreement indicates that you will also retain obligations pursuant to your Series A and Series B preferred stock. Please revise your disclosure on page 10 to include these obligations, and indicate whether you have any plans or obligations either to redeem or make dividend payments on these securities with the proceeds from either the $500,000 advance or $500,000 to be received upon closing of the transaction. If Mr. Turek, Mr. Duke, or any member of the board of directors is a beneficial owner of preferred stock, and you expect to redeem or make a dividend payment out of the proceeds of this sale, revise the your disclosure including "Interests of Certain Persons," "Use of Proceeds," and the related portions of the Summary to quantify, on an individual basis, the amounts to be received by these individuals.

Security Ownership of Certain Beneficial Owners and Management, page 30

19.   Please disclose the identities of the natural persons who exercise voting and/or dispositive powers with respect to the shares beneficially owned by Asset Managers International.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its

Joseph A. Turek
M-Wave, Inc.
October 16, 2008
Page 6

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3625 with any questions.

Sincerely,

Mary Beth Breslin
Senior Attorney

cc (via fax): David Selengut — Ellenoff Grossman & Schole LLP